July 3, 2025

Jan F. van Eck
President and Chief Executive Officer
VanEck Solana Trust
c/o VanEck Digital Assets, LLC
666 Third Avenue, 9th Floor
New York, NY 10017

       Re: VanEck Solana Trust
           Amendment No. 1 to Registration Statement on Form S-1
           Response dated June 13, 2025
           File No. 333-280517
Dear Jan F. van Eck:

       We have reviewed your registration statement and have the following comments.

        Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1
General

1. To the extent that you intend to use a fact sheet, please provide us with a copy for our review.
Cover Page

2. We note your disclosure that the Shares "have been approved for listing, subject to notice of issuance," on the Cboe BZX Exchange. We further note your disclosure on page 1 in the Prospectus Summary that the Shares "are expected to be approved for listing, subject to notice of issuance, on the Cboe BZX Exchange." Please revise for clarity and consistency.
 July 3, 2025
Page 2
Prospectus Summary
Overview of the Trust, page 1

3. Please revise to disclose the percentage of the Trust's SOL to be staked.
4. We note your disclosure that the Sponsor may "utilize alternative means to engage in
       Staking Activities," including the use of liquid staking tokens ("LSTs"). Please revise to disclose how you intend to engage in liquid staking and your plans for using and holding LSTs. Please also revise to disclose any other alternative means that may be utilized for staking activities.
5. Please revise to provide a materially complete description of your planned staking program, policies and procedures.
6. We note your disclosure on page 31 "[a]s part of these 'activating' and 'de-activating'
       processes of staking on the Solana Network, any staked SOL will be inaccessible for a period of time, as the duration of activating and exiting periods are dependent on a range of factors." Under an appropriate section of the prospectus, please revise to disclose with specificity the bonding and unbonding periods associated with staking
       SOL, discuss how they affect liquidity and disclose the material terms of any policies and procedures you have in place to manage liquidity in this regard.
SOL and the Solana Network, page 2

7. We note your disclosure in the last paragraph on page 3 that "MarketVector and the
       Sponsor believe that certain factors have combined to improve the efficiency of the
       SOL market." Please expand to identify those factors.
8. Refer to your disclosure in the first paragraph under this heading that "[n]o single entity is known to own or operate the Solana Network." Please revise to qualify this statement in light of your disclosure in the fifth paragraph that "Solana Labs and the
       Solana Foundation continue to exert significant influence over the direction of the development of Solana." Please make corresponding revisions on page 92 under the
       heading "SOL and the Solana Network     Overview."
The Trust's Service Providers
The Staking Provider, page 7

9. Please revise to include the material terms of any agreements with Staking Providers, identify the Staking Providers and summarize the responsibilities and duties of the Staking Providers. In describing your staking program, please disclose how and when rewards from staking will be shared, distributed, or added to the assets of the
       Trust and how this will work. Please also disclose any policies with respect to the use of proceeds from staking rewards and quantify the portion of staking rewards that all involved parties will receive. Please also refer to Item 601(b)(10) of Regulation S-K and file your material agreement(s) with Staking Providers as an exhibit to your registration statement. Additionally, we note you refer to both the "Staking Provider"
       and "Staking Services Provider." Please revise throughout to use a single reference or disclose the difference between the two terms.
 July 3, 2025
Page 3
Net Asset Value Determinations, page 11

10. We note your disclosure that the NAV of the Trust will be determined based on the
       MarketVector Solana Benchmark Rate but that, for financial statement purposes, the
       Trust's SOL will be carried at fair value as determined based on the price provided by the SOL market that the Trust considers its "principal market." Please expand to clarify whether the disparity between these valuation methods could be material and disclose how such disparity will be disclosed to investors.
Risk Factors, page 15

11. Please add risk factor disclosure regarding the possibility that the Trust could become unable to timely meet excessive redemption requests in amounts that are greater than the portion of the Trust's SOL that remains un-staked, to the extent applicable. In addition, under an appropriately captioned heading, please describe your policies and procedures with respect to a run on redemptions.
12. Please add risk factor disclosure regarding the tax liability of staking rewards and tax consequences to shareholders, as well as the tax treatment of staking in a grantor trust.
Risks Associated with the MarketVector Solana Benchmark Rate, page 45

13. Please describe the material terms of any license agreement that the Index Provider and the Sponsor have entered into relating to the use of the Index, including the obligations of each party and the term and termination provisions. Risks Associated with Investing in the Trust
If The Process Of Creation And Redemption Of Baskets Encounters Any
Unanticipated
Difficulties..., page 50

14. We note your disclosure that "Creation Baskets may be created or redeemed in exchange for bitcoin or cash." We further note your disclosure on page 125 that "[t]he
       Trust engages in Clearing Transactions with Authorized Participants or their designees in connection with in-kind transfers of bitcoin in connection with in-kind subscription and redemption processes," and your cross-reference on page 133 to
       "...Expose The Trust And Its Shareholders To The Risk Of Loss Of The Trust's
       Bitcoins For Which No Person Or Entity Is Liable." Please clarify whether the Trust intends to hold or transact in bitcoin.
Staking Risk, page 68

15. We note your disclosure in the first full paragraph on page 69 that "[t]here is no assurance... that the Trust will be able to recover any percentage of Solana that has been subject to slashing penalties." Please revise to provide data on slashing incidents to date and whether the Staking Service Provider has been subject to slashing penalties. Please also revise to clarify whether slashing losses on the Solana Network are generally permanent and, if so, revise to avoid suggesting that partial recovery is likely or typical.
 July 3, 2025
Page 4
Tax Risk
The Treatment Of The Trust For U.S. Federal Income Tax Purposes Is Uncertain, page 80

16. Please expand this risk factor to discuss how holding liquid staking tokens, and the
       Trust's staking activities in general, could affect the Trust's ability to qualify as a grantor trust for U.S. federal income tax purposes. In this regard we note your disclosure at the end of the second paragraph that "[i]f the Trust were treated as owning any asset other than SOL as of any date on which it creates or redeems
       Shares, it may likely cease to qualify as a grantor trust for U.S. federal income tax purposes."
SOL, SOL Market, SOL Exchanges and Regulation of SOL, page 92

17. Please expand your disclosure to include a subsection describing staking on the
       Solana Network. Without limitation, your disclosure should address, the mechanics of the process, the participants involved, how awards are determined and how the network's inflationary policy may affect staking yields and Trust returns.
Summary of an SOL Transaction, page 95

18. Please expand your disclosure to describe the transaction fees on the Solana Network.
Creation of New SOL, page 96

19. Please expand to describe what is included in the "circulating supply" of SOL.
       Additionally, provide the total supply of SOL as of the latest practicable date.
SOL Market and SOL Exchanges, page 97

20. Please expand your disclosure to describe the SOL futures market and its development.
Use of Proceeds, page 145

21. To the extent applicable, please revise your disclosure to address how you will use the proceeds received by the Trust for staking.
United States Federal Income Tax Consequences, page 163

22. We note that your discussion of tax consequences is based on the assumption that the
       Fund will be treated as a grantor trust for U.S. federal income tax purposes. Please revise to provide an opinion as to the tax consequences and describe the reasons for and level of any uncertainty associated with grantor trust status.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.
 July 3, 2025
Page 5

       Please contact Kate Tillan at 202-551-3604 or Jason Niethamer at 202-551-3855 if
you have questions regarding comments on the financial statements and related matters. Please contact David Gessert at 202-551-2326 or Sandra Hunter Berkheimer at 202-
551-3758 with any other questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Crypto
Assets
cc:   Clifford R. Cone, Esq.